Exhibit 99.1

YM BIOSCIENCES’ PARTNER DAIICHI SANKYO RECEIVES
CLEARANCE FOR INITIAL CLINICAL TRIAL IN JAPAN

MISSISSAUGA, Canada; TOKYO, Japan - April 16, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced the approval by Japanese regulatory authorities of an IND application to start a Phase I clinical trial of nimotuzumab for the treatment of solid tumours. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR).

“The opening of this trial confirms that we have a robust, worldwide development program for nimotuzumab,” stated David Allan, CEO of YM BioSciences and its majority owned subsidiary, CIMYM Biosciences. “Daiichi Sankyo is now established as a leading contributor within the global consortium developing this important drug. We anticipate substantial collaborative efforts going forward as we move the product toward approvals in first world countries.”

Japanese licensee of nimotuzumab, Daiichi Sankyo Co., Ltd. has advised CIMYM Biosciences of the completion of the 30 day review period for their IND application. The acceptance of this IND application is the first step in a significant expansion of the development program for nimotuzumab. The primary endpoint of the initial study is a regulatory requirement to first show safety in the Japanese population. The approved study will enrol a maximum of 20 patients with various solid tumours. The Japanese development program will then expand into multiple exploratory studies in several indications that will be identified as they are opened in Japan.

Nimotuzumab is approved in India, China, Cuba, Argentina and Columbia for Nasopharyngeal and/or Head & Neck cancer depending on the country. The development program for nimotuzumab includes ongoing studies in Pediatric Pontine Glioma, NSCLC, Head & Neck, Breast, Cervical, Prostate and Esophageal cancers. A trial in colorectal cancer in North America is currently in design.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
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